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                                                                       Exhibit H

Tabriz Anstalt Limited NV
Joe Englishstraat 52

2140 ANTWERPEN
BELGIUM


                                        Messrs. Sigi Rabinowicz and Arie Wolfson
                                        c/o Tefron Ltd.
                                        28 Chida St.

                                        Bnei-Brak 51371
                                        ISRAEL

September 4, 1998


Dear Sirs,

Under two letters dated August 27, 1997 and December 21, 1997 we have granted to you an option ("the Option") to purchase from us up to 1,695,690 (one million six hundred and ninety five thousand six hundred and ninety) shares of Tefron Limited against payment of US $17.00 (seventeen) per share.

The consideration for the Option has been determined to be a sum of US $460,000.00 (four hundred and sixty thousand) payable until June 12, 1998.

Following your request we hereby confirm our consent to delay the payment date of the Option's consideration until August 12, 1999 against increasing the sum of the Option's consideration to US $500,000.00 (five hundred thousand).

All the other terms of the Option letter dated August 27, 1997 remain unchanged.

Please confirm by signing the enclosed copy of this letter.


                                                     Yours sincerely,

                                                Tabriz Anstalt Limited NV

by
   -------------------------------           ----------------------------------
      Mr. Philippe Steurbaut                        Mr. Philippe Derijckere
              Director                                      Director
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We confirm our consent to the abovesaid and irrevocably undertake, jointly and severally, to pay you the sum of US $500,000.00 (five hundred thousand US Dollars) until August 12, 1999 (inclusive).


----------------------------------           ----------------------------------
       Mr. Sigi Rabinowicz                              Mr. Arie Wolfson